Exhibit 99.1

ZELTIQ ANNOUNCES FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL RESULTS

•	Fourth quarter revenue of $105.1 million, up 34% year-over-year; Full year revenue of $354.2 million, up 39% year-over-year

•	Consumable revenue growth of 54% in the fourth quarter and 57% for the full year

•	Fourth quarter net income of $10.3 million, or 9.8% of revenue; Full year net income of $0.7 million, or 0.2% of revenue

•	Fourth quarter adjusted EBITDA of $23.1 million, or 21.9% of revenue; Full year adjusted EBITDA of $35.3 million, or 10.0% of revenue

•	Company is no longer providing 2017 financial guidance and will not be hosting a fourth quarter conference call, due to the definitive agreement to be acquired by Allergan

PLEASANTON, CA (March 1, 2017) - ZELTIQ® (Nasdaq: ZLTQ), a medical technology company focused on developing and commercializing products utilizing its proprietary controlled-cooling technology platform, announced today financial results for the fourth quarter and full year 2016.

Mark Foley, President and Chief Executive Officer, said, “We are incredibly pleased to announce another year of record revenue performance, with full-year revenue growth of 39% and fourth quarter revenue surpassing the $100 million mark for the first time in the Company’s history. Additionally, we delivered strong profitability with Q4 net income of $10.3 million, or 9.8% of revenue, and adjusted EBITDA of $23.1 million, or 21.9% of revenue, highlighting the leverage in our business model. Our strong fourth quarter results were driven by a company record 186 new account openings in North America, consumable revenue growth of 54%, continued momentum internationally, and the ongoing successful introduction of our innovative new applicators, CoolAdvantage® and CoolAdvantage+®, which have already been adopted in approximately 50% of our North American account base. Our direct to consumer advertising program continues to exceed our expectations by delivering greater than a dollar of return for each dollar spent while continuing to raise consumer awareness and drive new patients into the aesthetic channel. We continue to be very pleased with the consumable revenue growth and utilization lift this nationwide program has delivered.”

Fourth Quarter Financial Review

Total revenue for the fourth quarter of 2016 was $105.1 million, consisting of $51.2 million of system revenue and $53.9 million of consumable revenue. This compares to total revenue of $78.2 million, consisting of $43.2 million of system revenue and $35.0 million of consumable revenue, for the fourth quarter 2015. Total revenue cycles shipped increased 47% to 400,971 for the fourth quarter of 2016, compared to 273,112 for the fourth quarter of 2015.

Gross profit was $75.7 million, or 72% of revenue, for the fourth quarter 2016, compared to gross profit of $52.4 million, or 67% of revenue for the fourth quarter 2015. Operating expenses for the fourth quarter of 2016 were $59.5 million, compared to $50.6 million for the fourth quarter 2015.

Income from operations for the fourth quarter 2016 was $16.3 million, compared to income from operations of $1.8 million for the fourth quarter 2015. Net income for the fourth quarter 2016 was $10.3 million, or 9.8% of revenue and $0.25 per diluted share, compared to net income of $40.6 million, or 51.9% of revenue and $0.99 per diluted share for the fourth quarter of 2015. Weighted average diluted shares outstanding were 41.8 million for the fourth quarter 2016, compared to weighted average diluted shares of 41.0 million for the fourth quarter 2015.

On a non-GAAP basis, the company reported adjusted EBITDA of $23.1 million, or 21.9% of revenue, for the fourth quarter 2016, compared to $5.5 million, or 7.0% of revenue, for the fourth quarter 2015. As announced in the company’s third quarter earnings release, the company moved its headquarters and vacated its existing facility during the fourth quarter of 2016. As part of this transition, the company recorded a charge of $1.2 million during fourth quarter 2016 to account for the remaining lease liability and other related expenses. This charge is an adjustment from net income to calculate fourth quarter adjusted EBITDA.

Cash and cash equivalents, short-term investments, and long-term investments were $58.4 million as of December 31, 2016, compared to $52.1 million as of December 31, 2015, and $65.0 million, as of September 30, 2016.

Full Year Financial Review

Total revenue for the full year 2016 was $354.2 million, consisting of $158.0 million of system revenue and $196.2 million of consumable revenue. This compares to total revenue of $255.4 million, consisting of $130.7 million of system revenue and $124.7 million of consumable revenue for the full year 2015. Total revenue cycles shipped increased 49% to 1,465,365 for the full year 2016, compared to 980,339 for the full year 2015.

Gross profit was $250.7 million, or 71% of revenue, for the full year 2016, compared to gross profit of $181.0 million, or 71% of revenue, for the full year 2015. Operating expenses for the full year 2016 were $237.5 million, compared to $177.3 million for the full year 2015.

Income from operations for the full year 2016 was $13.2 million, compared to income from operations of $3.7 million for the full year 2015. Net income for the full year 2016 was $0.7 million, or 0.2% of revenue and $0.02 per diluted share, compared to net income of $41.8 million for the full year 2015, or 16.4% of revenue and $1.02 per diluted share. Weighted average diluted shares outstanding were 41.5 million for the full year 2016, compared to weighted average diluted shares outstanding of 40.8 million for the full year 2015.

On a non-GAAP basis, ZELTIQ reported adjusted EBITDA of $35.3 million, or 10.0% of revenue, for the full year 2016, compared to $19.3 million, or 7.6% of revenue, for the full year 2015.

Subsequent Events

On February 13, 2017, ZELTIQ entered into a definitive agreement with Allergan Holdco US, Inc. (“Allergan US”) and Blizzard Merger Sub, Inc. (“Merger Sub”), each a subsidiary of Allergan plc (“Allergan”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into ZELTIQ, with ZELTIQ continuing as the surviving entity and becoming a wholly-owned, indirect subsidiary of Allergan. As a result of the merger, each share of ZELTIQ’s common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held (1) by ZELTIQ (or held in ZELTIQ’s treasury), (2) by Allergan US, Merger Sub or any other wholly owned subsidiary of Allergan US or (3) by stockholders of ZELTIQ who have validly exercised their dissenters’ rights under Delaware law) will be converted into the right to receive $56.50 in cash, without interest and subject to any required tax withholding. Subject to the satisfaction or waiver of various closing conditions, including the approval of the merger by ZELTIQ's stockholders and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger is expected to be completed in the second half of 2017. ZELTIQ is no longer providing 2017 financial guidance and will not be hosting a fourth quarter conference call, due to the definitive agreement to be acquired by Allergan.

Additional information regarding ZELTIQ’s results can be found in ZELTIQ’s Supplemental Financial and Operational Information schedule by CLICKING HERE or by visiting the Investor Relations section of ZELTIQ’s website at www.zeltiq.com.

Use of Non-GAAP Financial Measures

ZELTIQ has supplemented its GAAP net income (loss) with a non-GAAP measure of adjusted EBITDA (and related adjusted EBITDA margin). Management believes that this non-GAAP financial measure provides useful supplemental information to management and investors regarding the performance of ZELTIQ, facilitates a more meaningful comparison of results for current periods with previous operating results, and assists management in analyzing future trends, making strategic and business decisions and establishing internal budgets and forecasts. Non-GAAP adjusted EBITDA excludes interest income and other (expense) income, income tax expense, depreciation, amortization, stock based compensation expense, and lease termination charges.

There are limitations in using this non-GAAP financial measure because it is not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for GAAP financial measures. Investors and potential investors should consider non-GAAP financial measures only in conjunction with ZELTIQ’s consolidated financial statements prepared in accordance with GAAP and the reconciliation of the non-GAAP financial measure provided.

About ZELTIQ®

ZELTIQ is a medical technology company focused on developing and commercializing products utilizing its proprietary controlled-cooling technology platform. ZELTIQ’s first commercial product, the CoolSculpting® System, is designed to selectively reduce stubborn fat bulges. CoolSculpting is based on the scientific principle that fat cells are more sensitive to cold than the overlying skin and surrounding tissues. It utilizes patented technology of precisely controlled cooling to reduce the temperature of fat cells in the treated area, which is intended to cause fat cell elimination through a natural biological process known as apoptosis. ZELTIQ developed CoolSculpting to safely, noticeably, and measurably reduce the fat layer.

Forward-Looking Statements

The statements made in this press release regarding ZELTIQ’s expectations for the expected timing of the closing of the merger with Allergan US, are forward-looking statements. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond ZELTIQ’s control and that could materially affect ZELTIQ’s actual business operations and financial performance and condition. Factors that could materially affect ZELTIQ’s business operations and financial performance and condition include, but are not limited to: less than anticipated growth in the number of physicians electing to purchase CoolSculpting Systems; patient demand for CoolSculpting procedures may be lower than ZELTIQ expects; product or procedure announcements by competitors may decrease demand for CoolSculpting procedures; ZELTIQ’s sales and marketing plans may fail to increase sales as ZELTIQ expects; the closing of the merger is subject to the satisfaction of closing conditions which, if not met, may cause the closing of the merger to be delayed or not occur at all; as well as those other risks and uncertainties set forth in ZELTIQ’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2016, filed with the SEC on November 9, 2016. These forward-looking statements speak only as of the date of this press release. ZELTIQ expressly disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, ZELTIQ Aesthetics, Inc. will be filing documents with the SEC, including preliminary and definitive proxy statements relating to the proposed transaction. The definitive proxy statement will be mailed to ZELTIQ Aesthetics stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY AND DEFINITIVE PROXY STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, on ZELTIQ Aesthetics’ website at www.zeltiq.com and by contacting ZELTIQ Aesthetics Investor Relations at (925) 474-2422.

ZELTIQ Aesthetics, Allergan plc and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of ZELTIQ Aesthetics in connection with the proposed transaction. Information regarding the special interests of ZELTIQ Aesthetics’ directors and executive officers in the proposed transaction will be included in the proxy statement described above. These documents are available free of charge at the SEC’s web site at www.sec.gov and from ZELTIQ Aesthetics Investor Relations as described above. Information about Allergan’s directors and executive officers can be found in Allergan’s definitive proxy statement filed with the SEC on March 25, 2016. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Allergan’s website at www.allergan.com and clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link.

CONTACTS:
Investor Relations:
Taylor C. Harris
ZELTIQ, Senior Vice President and CFO
925-474-2500
Nick Laudico
The Ruth Group
646-536-7030

nlaudico@theruthgroup.com

ZELTIQ Aesthetics, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,815	$35,710
Short-term investments	1,603	12,867
Accounts receivable, net of allowance of $1,109 in 2016 and $1,183 in 2015	55,269	33,359
Inventory, net	37,963	28,095
Prepaid expenses and other current assets	15,614	11,771
Total current assets	165,264	121,802
Long-term investments	1,961	3,490
Restricted cash	822	452
Property and equipment, net	12,140	6,969
Intangible asset, net	4,442	5,092
Long-term deferred tax assets	29,093	40,475
Other assets	623	547
Total assets	$214,345	$178,827
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,935	$10,903
Accrued compensation	18,798	14,887
Deferred revenue	9,142	7,682
Accrued expenses and other current liabilities	27,884	19,928
Total current liabilities	72,759	53,400
Non-current liabilities	3,859	1,125
Total liabilities	$76,618	$54,525
STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	137,727	124,302
Total liabilities and stockholders’ equity	$214,345	$178,827

ZELTIQ Aesthetics, Inc.
Condensed Consolidated Statement of Operations
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
Revenue	$105,110	$78,225	$354,201	$255,416
Cost of revenue	29,370	25,840	103,527	74,375
Gross profit	75,740	52,385	250,674	181,041
Operating expenses:
Sales and marketing	42,885	38,204	174,169	125,458
General and administrative	10,169	6,824	37,759	28,980
Research and development	6,428	5,557	25,522	22,909
Total operating expenses	59,482	50,585	237,450	177,347
Income from operations	16,258	1,800	13,224	3,694
Interest income (expense), net	4	18	(45)	58
Other income (expense), net	(954)	87	1,599	(420)
Income before income taxes	15,308	1,905	14,778	3,332
Provision for (benefit from) income taxes	5,031	(38,701)	14,084	(38,470)
Net income	$10,277	$40,606	$694	$41,802
Net income per share:
Basic	$0.26	$1.04	$0.02	$1.08
Diluted	$0.25	$0.99	$0.02	$1.02
Shares used to compute net income per share:
Basic	40,045	39,094	39,645	38,755
Diluted	41,834	40,967	41,461	40,796

ZELTIQ Aesthetics, Inc.
Condensed Consolidated Statement of Cash Flows
(In thousands)
(Unaudited)

	Years Ended
	December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$694	$41,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,627	2,423
Stock-based compensation	17,234	13,219
Deferred income tax provision (benefit)	11,382	(40,405)
Tax benefits from employee stock plans	1,172	1,357
Excess tax benefits from stock-based compensation	(1,172)	(1,357)
Amortization of investment premium, net	20	89
Provision for doubtful accounts receivable	1,147	859
Provision for excess and obsolete inventory	1,909	270
Loss on disposal and write-off of property and equipment	216	6
Gain on foreign currency exchange rates	(693)	—
Changes in operating assets and liabilities:
Accounts receivable	(23,492)	(12,920)
Inventory	(12,548)	(12,941)
Other current and non-current assets	(4,111)	(5,338)
Accounts payable	6,334	4,485
Deferred revenue	1,705	2,254
Other current and non-current liabilities	12,949	13,940
Net cash provided by operating activities	16,373	7,743
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(3,208)	(16,024)
Proceeds from sale of investments	8,683	—
Proceeds from maturity of investments	7,317	20,654
Purchase of property and equipment	(7,065)	(4,279)
Change in restricted cash	(421)	94
Net cash provided by investing activities	5,306	445
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(125)	(120)
Proceeds from issuance of common stock upon exercise of stock options	1,911	4,136
Proceeds from stock issued under employee stock purchase plan	3,160	2,492
Income tax withholdings related to vested RSUs	(7,187)	(8,283)
Excess tax benefits from stock-based compensation	1,172	1,357
Net cash used in financing activities	(1,069)	(418)
Effect of exchange rate changes on cash and cash equivalents	(1,505)	(709)
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,105	7,061
CASH AND CASH EQUIVALENTS—Beginning of period	35,710	28,649
CASH AND CASH EQUIVALENTS—End of period	$54,815	$35,710

ZELTIQ Aesthetics, Inc.
Reconciliation of Net Income (Loss) to Adjusted Earnings Before Interest, Taxes, Depreciation,
Amortization and Stock-Based Compensation (Adjusted EBITDA)
(In thousands, except for percentages)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
Dollars	2016	2015	2016	2015
Net income, as reported	$10,277	$40,606	$694	$41,802
Adjustments to net income:
Interest (income) expense and other, net	950	(105)	(1,554)	362
Provision for income taxes	5,031	(38,701)	14,084	(38,470)
Depreciation and amortization	1,159	711	3,627	2,423
Stock-based compensation expense	4,429	2,958	17,234	13,219
Lease termination charge	1,213	—	1,213	—
Total adjustments to net income	12,782	(35,137)	34,604	(22,466)
Adjusted EBITDA	$23,059	$5,469	$35,298	$19,336

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
As a Percentage of Revenue	2016	2015	2016	2015
Net income	9.8%	51.9%	0.2%	16.4%
Adjustments to net income:
Interest (income) expense and other, net	0.9%	(0.1)%	(0.4)%	0.1%
Provision for income taxes	4.7%	(49.5)%	4.0%	(15.1)%
Depreciation and amortization	1.1%	0.9%	1.0%	1.0%
Stock-based compensation expense	4.2%	3.8%	4.9%	5.2%
Lease termination charge	1.2%	—%	0.3%	—%
Total adjustments to net income	12.1%	(44.9)%	9.8%	(8.8)%
Adjusted EBITDA margin	21.9%	7.0%	10.0%	7.6%